October 7, 2008
VIA EDGAR AND
OVERNIGHT DELIVERY
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-1004
Attention:	Russell Mancuso, Branch Chief Joseph McCann

Re:	Fluidigm Corporation Withdrawal of Registration Statement on Form 8-A (File No. 001-34180)
Ladies and Gentlemen:
     Fluidigm Corporation (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form 8-A (File No. 001-34180) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2008.
     In light of current public market conditions, the Company has determined not to proceed with its initial public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold in the proposed initial public offering. Furthermore, the Registration Statement was not declared effective by the Commission.

Sincerely, FLUIDIGM CORPORATION
By:	/s/ Gajus Worthington
	Name:	Gajus Worthington
	Title:	President and Chief Executive Officer